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                             January 31, 2023

       Linghui Kong
       Chief Executive Officer
       Bitdeer Technologies Group
       08 Kallang Avenue
       Aperia Tower 1, #09-03/04
       Singapore 339509

                                                        Re: Bitdeer
Technologies Group
                                                            Amendment No. 9 to
Draft Registration Statement on Form F-4
                                                            Submitted January
11, 2023
                                                            CIK No. 0001899123

       Dear Linghui Kong:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 23, 2022 letter.

       Amendment No. 9 to Draft Registration Statement on Form F-4

       Bitdeer's results of operations have been and are expected to continue to be significantly impacted by Bitcoin price fluctuation, page 42

   1. We note the changes made in response to prior comment 2. It is unclear why the dated information from Frost
& Sullivan on page 43 effectively illustrates the risk being presented, especially
in light of the current price of Bitcoin. Please revise or advise.
       Bitdeer may not have adequate sources of recovery if the cryptocurrencies held by it are lost, stolen or destroyed..., page 65
 Linghui Kong
Bitdeer Technologies Group
January 31, 2023
Page 2
2. To further illustrate the risk being presented, consider adding disclosure detailing the material differences between using a crypto exchange versus a bank as custodian for a material amount of your assets.
Risk Factors
The nature of Bitdeer's business requires the application of complex financial accounting rules..., page 73

3. Please revise to explain how actions by the FASB impact your financial statements, considering that your financial statements are prepared and presented in accordance with
         IFRS as issued by IASB.
Information Related to Bitdeer, page 198

4. We note your response to prior comment 16. Please include the last two bullet points as disclosure in your filing.
Information Related to Bitdeer
Energy, page 211

5. In light of the importance of energy to your operations, please provide detail about the production of energy used at your mining datacenters. For example, discuss whether the power suppliers at each of your datacenters are coal-fired plants or hydroelectric facilities. Explain how the ratio of carbon-free power supply is calculated and how your datacenters in Pangborn, Molde and Tydal have all achieved 100% ratios.
Key Factors Affecting Our Results of Operations
Price and volatility of Bitcoin, page 226

6. We note your revised disclosure in response to prior comment 24. Your discussion of the
FirstName LastNameLinghui Kong
       depreciation potential should include a discussion of the amount by which Bitcoin prices
Comapany
       haveNameBitdeer
            declined sinceTechnologies Groupsimilar to your discussion of the appreciation of
                           November 2021,
JanuaryBitcoin through
        31, 2023  Page 2November 2021. Please revise.
FirstName LastName
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany
January 31,NameBitdeer
            2023        Technologies Group
January
Page 3 31, 2023 Page 3
FirstName LastName
Bitdeer's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Quantitative and Qualitative Disclosure about Financial Risk
Liquidity Risk, page 248

7. We note your revised disclosure in response to prior comment 17. We note that in this section you also continue to indicate that anticipated cash flow from operations, in addition to cash and cash equivalents, will be sufficient to meet your current and anticipated working capital requirements and capital expenditures. Please revise any reference to anticipated cash flow from operations, in light of your historical use of cash in operating activities.
Bitdeer Technologies Holding Company and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 20. Related Party Transactions, page F-58

8. We continue to consider your responses to comment 3 in your letter dated September 6,
         2022, to comments 2 and 3 in your letter dated November 3, 2022, and to comment 7 in your letter dated November 23, 2022, in addition to your letter dated December 21, 2022, regarding your accounting for cryptocurrency lending transactions and wealth management products and may have further comment.
9. We note your revised disclosure in response to prior comment 25 that your founder and sole director is the co-founder and chairman of the board of directors of Matrixport
         Group. Please also elaborate on the nature of this relationship in your notes to the financial statements. Refer to ASC 850-10-50-1(a).
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Will Cai